SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

METHES ENERGIES INTERNATIONAL LTD.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591517107
(CUSIP Number)

October 12, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Han Swoong Ng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 434,593
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 434,593
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 486,744
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.4%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

The name of the issuer is Methes Energies International Ltd. (the “Issuer”).

 (b)  Address of Issur’s Principal Executive Offices:

3651 Lindell Road, Suite D-272, Las Vegas, Nevada, 89103.

ITEM 2:

(a)  Name of Person Filing:

Han Swoong (Nicholas) Ng.

(b)  Address of Principal Business Office or, if None, Residence:

4170 Slade View Cres. Unit 5, Mississiagua, L5L 0A1 Canada.

(c)  Citizenship:

Canadian.

(d)  Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)  CUSIP Number:

591517107.

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:

As of November 24, 2012, Mr. Ng may be deemed to have beneficially owned: 486,744 shares of Common Stock including, 52,151 shares underlying immediately exercisable outstanding options.

(b)  Percent of class:

7.4%. The percentage used herein is rounded to the nearest tenth and based on 6,553,169 shares of Common Stock outstanding as of November 24, 2012, as reported in the Issuer’s Quarterly Report on Form 10Q filed on November 26, 2012.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	486,744 shares of Common Stock;
(ii)	Shared power to vote or to direct the vote	None;
(iii)	Sole power to dispose or to direct the disposition of	486,744; and
(iv)	Shared power to dispose or to direct the disposition of	None.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2013	By:	/s/ Han Swoong Ng
Han Swoong Ng